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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-16538
CUSIP NUMBER: 57772K101

(Check One):
☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 28, 2008

☐ ☐ ☐ ☐ ☐

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
  For the transition period ended: ___________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________

PART I — REGISTRANT INFORMATION

Maxim Integrated Products, Inc.
Full Name of Registrant

120 San Gabriel Drive
Address of Principal Executive Office (Street and number)

Sunnyvale, CA    94086
City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report/portion thereof will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 31, 2007, Maxim Integrated Products, Inc. (the "Company") announced that it expected to restate its financial statements for the fiscal years 2000 through 2005 and the related interim periods through March 25, 2006 to record additional stock-based compensation expense for certain stock option grants under review. At that time the Company also announced that financial statements for fiscal years prior to 2000 may be restated due to possible process problems in the granting of stock options. On January 17, 2008, the Company announced that financial statements for fiscal years 1997 through 1999 will be restated to record additional stock-based compensation expense for certain stock option grants. Accordingly, the financial statements, the related reports of its independent registered public accounting firms, and all earnings press releases and similar communications issued by the Company relating to the periods discussed above (fiscal years 1997 through 2005 and the related interim periods through March 25, 2006 and the earnings press releases dated August 4, 2006 and November 1, 2006) should not be relied upon.

As a result of these matters, the Company was unable to prepare restated financials prior to the prescribed due date for the Annual Report on Form 10-K for the fiscal year ended June 28, 2008, and consequently, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended June 28, 2008 within the prescribed period without unreasonable effort or expense.

The Company is focused on resolving these issues as quickly as possible and plans to file its outstanding Annual Reports on Form 10-K and its outstanding Quarterly Reports on Form 10-Q and required restated financial statements as soon as practical.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Casper (Name)	408 (Area Code)	737-7600 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes      ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended June 24, 2006.
The Company has not filed its Quarterly Report on Form 10-Q for the first quarter of fiscal year 2007 ended September 23, 2006.
The Company has not filed its Quarterly Report on Form 10-Q for the second quarter of fiscal year 2007 ended December 23, 2006.
The Company has not filed its Quarterly Report on Form 10-Q for the third quarter of fiscal year 2007 ended March 24, 2007.
The Company has not filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2007.
The Company has not filed its Quarterly Report on Form 10-Q for the first quarter of fiscal year 2008 ended September 29, 2007.
The Company has not filed its Quarterly Report on Form 10-Q for the second quarter of fiscal year 2008 ended December 29, 2007.
T he Company has not filed its Quarterly Report on Form 10-Q for the third quarter of fiscal year 2008 ended March 29, 2008.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has concluded that its previously issued financial statements, the related reports of its independent registered public accounting firms, and all earnings press releases and similar communications issued by the Company relating to fiscal years 1997-2005, the related interim periods through March 25, 2006 and the earnings press releases dated August 4, 2006 and November 1, 2006 should not be relied upon and will be restated. The Company estimates indicate that the aggregate pre-tax, non-cash stock-based compensation charges will be approximately $800 million for fiscal years 1997-2005. As the restatement of the Company's historical financial reports has not yet been completed, the Company cannot provide a reasonable estimate and comparison of the results of its operations from the corresponding period for the last fiscal year at this time.

Maxim Integrated Products, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 25, 2008	By /s/ Alan Hale Alan Hale Chief Financial Officer